July 22, 2013

Pamela A. Long

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE: Strategic Environmental & Energy Resources, Inc.

Registration Statement on Form 10

Filed June 28, 2013

File No. 000-54987

Dear Ms. Long,

I am submitting this letter in response to the Staff’s letter of comments dated July 11, 2013 regarding our Form 10 filed on June 28, 2013.

Our responses below have been numbered to correspond to the Staff’s comments. Amendment No. 1 to Form 10 has been filed contemporaneously with this letter.

Income Taxes, page 6

1.	We note your revised disclosure in response to comment four of our letter dated June 17, 2013. Please revise your disclosure to also include a discussion of your liability for outstanding federal and state payroll taxes, including disclosure of the current amount of the outstanding balance and that the IRS has filed a notice of federal tax lien against certain of your assets. Please also disclose in the liquidity section of your Management’s Discussion and Analysis your obligation to pay $25,000 per month to the IRS under the Installment Plan including how you expect to make such payments.

Response: We have added additional disclosure to page 7 under Income Taxes and additional disclosure under Financial Condition in MD&A.

Management Discussion and Analysis of Financial Condition and Results…page 14

Results of Operations for the year ended December 31, 2012…, page 15

2.	We note your response to comment 22 of our letter dated June 17, 2013. Please provide the following for all periods presented:

•	You indicate that the increase in revenue is primarily attributable to the increase in revenues from your industrial cleaning segment of $743,000 offset by a reduction in revenues from your environmental solutions segment of approximately $349,000. Please also discuss the decrease in revenues from your railcar cleaning segment and the business reasons for this decrease in revenues;

•	With regards to your operating costs, you disclosed that the increase in service costs in your industrial and railcar cleaning segment from 2011 to 2012 is directly attributable to an increase in service income from 2011 to 2012. However, it appears that your railcar service income decreased from 2011 to 2012. Please advise accordingly. Please also provide a more robust explanation for the changes in product costs and service costs by segment. You disclosed that you have seen an improved service margin in 2012 compared to 2011 without further explanation as to why your service margin has increased. You indicate that certain efficiencies are achieved as revenues increase. Please specifically discuss the impact of the decrease in revenues in your railcar cleaning segment and the impact this had on service margin. In this regard, please also discuss your service margin for both your industrial cleaning and railcar cleaning segments. Please also discuss product margin for your environmental solutions segment; and

•	You indicate that other expense was $67,800 in 2012 and $338,600 in 2011. However, on page F-3, your statements of operations show other expense of $275,400 in 2011. Please revise your discussion accordingly. Please also discuss the reasons for the increase in interest expense from 2011 to 2012; and

•	Please enhance your disclosure to discuss the business reasons for the changes between periods in the significant line items of each of your segments. While your current disclosure discusses certain line items in several of your segments, your current disclosure does not provide a clear discussion of each of your segments. Please consider discussing each segment separately so that an investor can get a clearer picture of your results of operations for each of your segments.

Response: Management’s Discussion and Analysis has been amended to include enhanced disclosures regarding business reasons for the changes between periods and enhanced disclosures of business segments. In addition, MD&A has been amended to correct the amount noted in bullet point 3 above.

Changes in Cash Flow, page 16

Operating Activities, page 16

 .

3.	We note your response to comment 23 from our letter dated June 17, 2013. Please also expand your disclosure for the quarter ended March 31, 2013 to discuss the components that resulted in the decrease in cash flows used by operations as well as the underlying reasons for changes in these components. Please specifically discuss the changes in account receivables, costs in excess of billings on uncompleted contracts, prepaid expenses and other assets, accounts payable and billings in excess of revenue on uncompleted contracts. Please also explain what you mean by the timing of cash receipts and cash disbursements affects your operating assets and cash balances.

Response: The changes in cash flows comparing the three months ended March 31, 2013 to the three months ended March 3, 2012 has been enhanced to included additional disclosure on the changes in the components of operating activities.

Directors and Executive Officers, page 18

4.	We note your revisions in response to comment 25 of our letter dated June 17, 2013, however the new disclosure does not appear tailored to each individual director. Please revise your disclosure accordingly. In addition, we note that you state that each director served on the board of both public and private entities. To the extent any of the directors was a director during the past five years with any company that has a class of securities registered pursuant to Section 12 of the Exchange Act, subject to the requirements of Section 15(d) of the Exchange Act, or is a company registered under the Investment Company Act of 1940, please name such company.

Response: The disclosure has been modified to include the name of any public companies for which any director has served in the capacity of a director in the past five years for such company.

Recent Sales of Unregistered Securities, page 28

5.	We note your revised disclosure in response to comment 31 of our letter dated June 17, 2013. Please further revise your disclosure to include all of the information required by Item 701 of Regulation S-K including the persons or class of persons to whom the securities were sold. We note that the disclosure does not identify the purchaser for most of the sales listed in this section.

Response: The disclosure has been revised to include the information required by Item 701 of Regulation S-K.

Financial Statements

Consolidated Statement of Stockholders Equity (Deficit), page F-4

Consolidated Statement of Cash Flows, page F-5

6.	We note your response to comment 36 from our letter dated June 17, 2013. Please revise the supplemental disclosures of noncash financing and investing activities within your Consolidated Statement of Cash Flows to separately disclose the conversion of notes payable and conversion of bridge loans and interest so that these conversions can be easily referenced to the 2012 common stock transactions in footnote 12 on page F-19. Please also address the appropriateness of including the $305,800 gain on conversion of debt to equity in your supplemental disclosures of noncash financing and investing. We note that you have appropriately reflected the gain as an adjustment to reconcile net loss to net cash provided by operating activities.

Response: The supplemental disclosure of noncash financing and investing activities schedule has been amended to separately disclose the conversion of delinquent debt to equity and conversion of convertible debt to equity. In addition, the supplemental schedule has been amended to include the conversion of delinquent debt to equity at the amount recorded to equity and exclude the $305,800 gain.

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F- 10

7.	We note your response to comment 37 from our letter dated June 17, 2013. Please also disclose your accounting policy for claims on your percentage-of-completion contracts, if applicable. Refer to ASC 605-35-50-6 through 50-8.

Response: The Company has no claims on our percentage of completion projects, as such, no accounting policy is disclosed.

8.	In your prior filing, you included disclosures regarding the method for measuring extent of progress to toward completion (ratio of costs incurred to date to total estimated contract costs) and provisions for estimated losses on uncompleted contracts. Please revise your disclosures to include similar disclosures in this Form 10-12G as well. Refer to ASC 605-35-50-2 and ASC 605-35-45-1 through 45-2.

Response: We have amended the Revenue Recognition footnote on page F-8 to include the disclosure regarding the method of measuring extent of progress toward completion and provision for estimated losses on uncompleted contracts.

Note 12 – Equity Transactions, page F-19

2012 Common Stock Transactions, page F-19

9. We note your responses to comments 39, 41 and 42 from our letter dated June 17, 2013. We have the following comments:

•	Please tell us the dates and cash price(s) received from the various private placements during 2012 as well as the Pink Sheet trading price on those dates;

Sale Date	Pink Sheet Trading Price	Pink Sheet Shares Traded	Offering	Price Per Unit	Shares Issued	Proceeds	FMV of Common

6/13/2012	$0.52	0	sale of common stock and warrants as a unit	$0.200	250,000	$50,000	0.165
6/14/2012	$0.52	0	sale of common stock and warrants as a unit	$0.200	1,250,000	$250,000	0.165
6/18/2012	$0.52	0	sale of common stock and warrant as a unit	$0.200	500,000	$100,000	0.165
7/13/2012	$0.21	51,600	sale of common stock and warrant as a unit	$0.200	500,000	$100,000	0.165
7/9/2012	$0.52	0	sale of common stock and warrant as a unit	$0.200	300,000	$60,000	0.165
7/25/2012	$0.25	0	sale of common stock and warrant as a unit	$0.200	250,000	$50,000	0.165
8/10/2012	$0.25	0	sale of common stock and warrant as a unit	$0.200	150,000	$30,000	0.165
8/30/2012	$0.33	0	sale of common stock and warrant as a unit	$0.200	1,000,000	$200,000	0.165
8/30/2012	$0.33	0	sale of common stock and warrant as a unit	$0.200	750,000	$150,000	0.165
10/12/2012	$0.35	0	sale of common stock and warrant as a unit	$0.200	250,000	$50,000	0.165
10/5/2012	$0.35	0	sale of common stock and warrant as a unit	$0.200	125,000	$25,000	0.165
10/4/2012	$0.35	0	sale of common stock and warrant as a unit	$0.200	250,000	$50,000	0.165
10/10/2012	$0.35	0	sale of common stock and warrant as a unit	$0.200	250,000	$50,000	0.165
12/19/2012	$0.10	0	sale of common stock and warrant as a unit	$0.250	200,000	$50,000	0.205
					6,025,000	1,215,000

•	With regard to your material 2012 common stock transactions, including those related to the common stock associated with your convertible debt securities transactions, please provide us with a comprehensive explanation of your valuation method, including the significant estimates and assumptions used. Please tell us the actual stock price on the Pink Sheets on the date of each material transaction.

Sale Date	Pink Sheet Trading Price	Pink Sheet Shares Traded	Shares Issued	Offering	Proceeds

5/21/2012	$0.58	0		convertible debt	$50,000
5/31/2012	$0.58	0		convertible debt	$90,000
6/1/2012	$0.58	0		convertible debt	$70,000
6/1/2012	$0.58	0		convertible debt	$70,000
6/4/2012	$0.58	0		convertible debt	$70,000
5/15/2012	$0.58	0	3,100,000	issuance of common stock for services
6/5/2012	$0.58	0	900,000	conversion of note payable to common stock

·	For all of your convertible securities, please disclose and clarify what fair values you are using to determine whether your convertible instruments have a beneficial conversion feature.

Response: The Company’s stock is traded on the OTC Pink Sheet Market under the Symbol "SENR". The stock is very thinly traded. The annual trading volume for 2012 was 309,000 shares on a weighted average shares outstanding of 33,000,000. The annual trading volume represents a little less than 1% of the weighted average shares outstanding. As such, the price quoted on the OTC Pink Sheets is not considered a viable gauge of FMV of a publicly traded stock.

The Company does not have an independent valuation.

The strongest indication of the value of stock on a given date is an actual arm's length sale occurring near that date. The Company sold Units (units defined here for purposes of this memo are 1 share of common and ½ warrant at $.20) in a Reg D Offering in 2012. In 2012, the Company sold 5,825,000 units for gross proceeds of $1,165,000 or $.20 per unit. The Company also commenced the sale of units in a new Reg D Offering in December, 2012. Under the new offering, the Company sold 200,000 for gross proceeds of $50,000 or $.25 per unit. The proceeds from the sale of the units, $.20, were allocated to the FMV’s of the common stock and ½ common stock warrant. The FMV of the ½ common stock warrant was determined by using different inputs for the stock price variable in the Black-Scholes valuation model until the stock price plus the warrant price summed to the proceeds. This resulted in a valuation of $.035 for the warrant. The $.20 unit price was allocated $.165 and $.035 to the FMV of the common stock and warrant, respectively.

The $.165 FMV of the common stock, noted above, is being used in the valuation of common stock issued for services and issuance of common stock options. With regard to common stock issued for services, we concluded that the FMV of the common stock issued for services was more clearly evident of the value. A total of 3.1 million shares were issued in 2012 for services with a total value of $511,500.

In 2012 we issued 900,000 shares of common stock in settlement of a delinquent note payable. The FMV of the 900,000 shares was determined to be $148,500 (900,000 x $.165).

In May/June 2012, the Company sold $350,000 in convertible promissory notes. The notes bear interest at 8% per annum and were due the earlier of May 31, 2013 or the completion of an additional equity raise of at least $500,000. As consideration for making the loan, the payee received one share of common stock and one warrant to purchase one share of common stock at a price of $.50 for each $1 loaned pursuant to the note. The warrant is exercisable for a period of 5 years. The note also contains a conversion feature whereby the payee has the option to convert the note and any accrued and unpaid interest to common stock at a rate of $.20 per share. We determined the FMV of the warrant using the Black Scholes valuation model and the $.165 FMV of the common stock was used as one of the inputs in the Black Scholes calculation as this was determined to be the FMV at the date of issuance of the convertible debt. There is a separate calculation of the debt discount based on the FMV of the common stock and warrants.

Note 18 - Subsequent Events, page F-26

10.	We note your response to comment 44 from our letter dated June 17, 2013. Please specifically disclose the actual date through which subsequent events have been evaluated. Your current disclosure seems to only reference your private placement sale of common stock and warrants rather than your subsequent events. Please also disclose whether that date is the date that the financial statements were issued or the date the financial statements were available to be issued. Please also revise your subsequent events footnote on page F-39 as well. Refer to ASC 855-10-50-1.

Response: Subsequent events footnotes on page F-26 and F-39 have been amended to include that subsequent events were evaluated through the date the financial statements were available for issuance.

Exhibits

11.	We note your response to comment 32 of our letter dated June 17, 2013, including your statement that the registration rights agreement mentioned in the ATMI convertible note was never executed. We are unable to locate a reference to the “ATMI convertible note” or a registration rights agreement. Please advise. Please also confirm that you have filed all instruments defining the rights of holders of long-term debt where the amount of securities authorized thereunder exceeds 10 percent of the total assets of the company. See Item 601(b)(4) of Regulation S-K.

Response: We previously filed as Exhibit 4.1 to Form 10 filed on June 28, 2013, a Convertible Secured Promissory Note with Advanced Materials Technology, Inc (ATMI). Exhibit 4.1 has been amended to include the Loan Agreement referred to in the first paragraph of the Convertible Secured Promissory Note. Section 6(f) of the Loan Agreement discusses the piggyback registration rights. Footnote 9 on F-16 and Footnote 9 on F-35 have been amended to state that the registration rights agreement was never executed with ATMI.

The Company also confirms that we have filed all instruments defining the rights of holders of long-term debt where the amount of securities authorized thereunder exceeds 10 percent of the total assets of the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If it would expedite the review of the information provided herewith, please do not hesitate the contact me at (303) 880-2880 or mlamirato@seer-corp.com.

Sincerely

/s/ Monty Lamirato

Acting Chief Financial Officer

/s/ J. John Combs III

Chief Executive Officer